UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Legend Biotech Corporation

(Name of Issuer)

Ordinary Shares

(Title of Class of Securities)

52490G102

(CUSIP Number)

December 31, 2020

(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 52490G102	13G	Page 2 of 7

1	NAMES OF REPORTING PERSONS AquaPoint L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 30,320,000
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 30,320,000

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 30,320,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 11.5%(1)
12	TYPE OF REPORTING PERSON PN, FI

(1)	This percentage is calculated based on 264,328,260 ordinary shares issued and outstanding as of September 30, 2020.

CUSIP No. 52490G102	13G	Page 3 of 7

1	NAMES OF REPORTING PERSONS GenScript Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 30,320,000
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 30,320,000

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 30,320,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 11.5% (2)
12	TYPE OF REPORTING PERSON CO

(2)	This percentage is calculated based on 264,328,260 ordinary shares issued and outstanding as of September 30, 2020.

CUSIP No. 52490G102	13G	Page 4 of 7

Item 1(a). Name of Issuer:

Legend Biotech Corporation (the “Issuer”)

Item 1(b). Address of Issuer’s Principal Executive Officers:

2101 Cottontail Lane, Somerset, New Jersey 08873

Item 2(a). Name of Person Filing:

This Statement is filed on behalf of each of the following persons (collectively, the “Reporting Persons”)

1.	AquaPoint L.P. (“AquaPoint”); and

2.	GenScript Corporation

This Statement relates to ordinary shares directly beneficially owned by AquaPoint. GenScript Corporation is the general partner of AquaPoint. Accordingly, GenScript Corporation may be deemed to indirectly beneficially own the ordinary shares reported herein.

Item 2(b). Address or Principal Business Office or, if None, Residence:

The principal business office for AquaPoint L.P. is Cayman Corporate Centre, 27 Hospital Road, P.O. Box 1748, George Town KY1-1109, Caymand Islands.

The principal business office for GenScript Corporation is Suite 606, 1220 N. Market Street, Wilmington, DE 19801, County of New Castle, USA.

Item 2(c). Citizenship:

See Item 4 of each cover page.

Item 2(d).Title of Class of Securities:

Ordinary shares, par value US$0.0001 per share.

Item 2(e). CUSIP No.:

52490G102

Item 3. If this Statement is Filed Pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c)

Not applicable.

Item 4. Ownership.

Amount beneficially owned: See Item 9 of each cover page.

Percent of class: See Item 11 of each cover page.

Number of shares as to which each Reporting Person has:

(i)	Sole power to vote or to direct the vote: See Item 5 of each cover page.

(ii)	Shared power to vote or to direct the vote: See Item 6 of each cover page.

(iii)	Sole power to dispose or to direct the disposition of: See Item 7 of each cover page.

(iv)	Shared power to dispose or to direct the disposition of: See Item 8 of each cover page.

Item 5. Ownership of 5 Percent or Less of a Class.

Not applicable.

CUSIP No. 52490G102	13G	Page 5 of 7

Item 6. Ownership of More than 5 Percent on Behalf of Another Person.

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8. Identification and Classification of Members of the Group.

Not applicable.

Item 9. Notice of Dissolution of Group.

Not applicable.

Item 10. Certifications.

Not applicable.

CUSIP No. 52490G102	13G	Page 6 of 7

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 16, 2021	AquaPoint L.P.
By: GenScript Corporation, its general partner

	By:	/s/ Ye Wang
	Name:	Ye Wang
	Title:	Director

GenScript Corporation

	By:	/s/ Ye Wang
	Name:	Ye Wang
	Title:	Director

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Joint Filing Agreement (filed herewith).